

Mail Stop 5546

March 26, 2007

Via Facsimile (011) 8610 6421 6402 and US Mail

Chen Tonghai
Chairman
China Petroleum & Chemical Corp.
A6, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China

>   **Re: China Petroleum & Chemical Corp**
>   **Form 20-F for the Fiscal Year Ended December 31, 2004**
>   **Filed June 29, 2005**
>   **File No. 1-15138**

Dear Mr. Chen:

We have reviewed your response letter dated February 7, 2007 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the statement that it is your "understanding that the 'transactions' or 'operations' referred to in the letters of December 29, 2005 and March 20, 2006 are not intended to address the Company's purchases of crude oil originated from Iran, Sudan or any other countries that are on the sanctions list administered by the OFAC." Please note that purchases of crude oil originated from countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by OFAC are responsive to our comments requesting discussion of direct and indirect operations in and contacts with such countries. Please expand your discussion of contacts with such countries to describe your direct and indirect contacts, such as through purchases of Iranian and Sudanese crude oil. Your response should explain from whom you purchase Iranian and Sudanese oil.

2.   In addition, provide the quantitative and qualitative analyses requested in comment two in our letter dated December 29, 2005 and comment three in our letter dated March 20, 2006. We note your statement that the Iranian and Sudanese oil constitutes approximately 11.7% of your crude oil throughput for the year ended December 31, 2006. You have not, however, addressed the revenues or expenses associated with such purchases, provided a quantitative materiality analysis regarding such amounts or addressed the qualitative factors that you believe support your conclusion regarding materiality. In this regard, please address the investor sentiment underlying the state initiatives identified in our letter of December 29, 2005.

3.   We note your response to comment one of our letter dated March 20, 2006. You indicate that your controlling shareholder has been or continues to be involved in Iranian and Cuban oil-related projects. Please tell us, to the best of your knowledge, whether your controlling shareholder is involved in projects involving Sudan.

4.   With respect to the Cuban, Iranian and any Sudanese contacts of your controlling shareholder, please include in your qualitative materiality analysis a discussion of the potential reputational harm accompanying your relationship with CPC and CPC's activities associated with Cuba, Iran and, if any, Sudan. Your response should state whether or not, to the best of your knowledge, there are any restrictions that would prevent CPC from using any payments, dividends or other funds transferred from you to CPC to partially finance CPC's operations associated with Cuba, Iran or, if any, Sudan.

5.   We note your statement that you separate your operations, financings, employees and revenues from those of your controlling shareholder. Please advise us of any shared employees at the senior level, for example Mr. Chen Tonghai, and address the operational relationship between your focus in the oil industry and that of your controlling shareholder. We note that your Chairman also appears to hold a senior management position at your controlling shareholder. Advise us of any relationship whereby your controlling shareholder's oil exploration and extraction, or upstream, activities provide a significant source of business for your refining or downstream oil activities.

6.   Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

        Please understand that we may have additional comments after reviewing your response to our comments. Please file your response letter on EDGAR.

        Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance